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                           September 7, 2022

       Eyal Shamir
       Chief Executive Officer
       IceCure Medical Ltd.
       7 Ha   Eshel St., PO Box 3163
       Caesarea, 3079504 Israel

                                                        Re: IceCure Medical
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 2,
2022
                                                            File No. 333-267272

       Dear Mr. Shamir:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Eric Victorson, Esq.